Exhibit 99.1

GOLD RESERVE INC.

999 W. Riverside Ave., Suite 401,

Spokane, WA 99201

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A common shares (the “Class A Shares”) of GOLD RESERVE INC. (the “Company”) will be held at 999 W. Riverside Avenue, 7th Floor, Masthead Suite, Spokane, Washington, USA on September 10, 2020 at 9:30 a.m. (Pacific daylight time) for the following purposes:

(1)	to elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;
(2)	to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors of the Company to fix their remuneration;
(3)	to approve the re-pricing of certain outstanding stock options granted to insiders of the Company necessitated by the Company’s 2019 return of capital transaction;
(4)	to receive the financial statements of the Company for the year ended December 31, 2019, together with the report of the auditors thereon; and
(5)	to conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Class A Shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville, KY 40233. Proxies must be received not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s 2019 Annual Report (the “2019 Annual Report”) accompany this Notice of Annual General and Special Meeting of Shareholders.

Non-registered Shareholders (for example, those Shareholders who hold Class A Shares in an account with an intermediary), should follow the voting procedures described in the voting instruction form provided by such intermediary or call the intermediary for information as to how to vote their Class A Shares. For further information with respect to Shareholders who own Class A Shares through an intermediary, see “Voting by Non-Registered Shareholders” in the accompanying Circular.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular.

This Notice of Annual General and Special Meeting of Shareholders, the 2019 Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Meeting, on or about August 11, 2020.

The Board of Directors has fixed the close of business on July 29, 2020 as the record date for the determination of Shareholders entitled to notice of the Meeting and any adjournment or postponement thereof.

DATED this 28th day of July 2020

BY ORDER OF THE DIRECTORS

Rockne J. Timm, Chief Executive Officer

GOLD RESERVE INC.

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual General and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on, the 10th day of September, 2020 at 9:30 a.m. (Pacific daylight time), at 999 W. Riverside Avenue, 7th Floor Masthead Suite, Spokane, Washington, USA and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone or by other means of communication by employees of the Company on behalf of management of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding Class A common shares of the Company (the “Class A Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Class A Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 28th day of July 2020.

The Notice of Annual General and Special Meeting of Shareholders, Circular and the Company’s 2019 Annual Report (the “2019 Annual Report”) are also available for review on the Company’s website at www.goldreserveinc.com under “2020 Annual Shareholder Meeting” and under the Company’s profile on SEDAR at www.sedar.com.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the form of proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville, KY 40233 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by delivering a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Class A Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Class A Shares will be voted accordingly. IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH CLASS A SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Class A Shares that they represent on those matters as recommended by management. If management does not make a recommendation, then they will vote in accordance with their best judgment. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A Shares. Holders of Class A Shares (the “Shareholders”) are entitled to one vote per share and may vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. The Company has set the close of business on July 29, 2020 (the “Record Date”) as the record date for the Meeting. As of the Record Date and the date of this Circular, there were 99,395,048 issued and outstanding Class A Shares.

The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the Class A Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any Class A Shares after that date, and (b) the transferee of those Class A Shares, in accordance with the Business Corporations Act (Alberta) (the “ABCA”), produces properly endorsed share certificates, or otherwise establishes ownership of the Class A Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote the Class A Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares were:

Shareholder Name	Number of Class A Shares Held	Percentage of Class A Shares Issued (1)
Steelhead Partners, LLC	10,499,924 (2)	10.6%

Greywolf Capital Management LP (3)	26,454,256	26.6%
Greywolf Event Driven Master Fund.	6,380,948	6.4%
Greywolf Overseas Intermediate Fund	5,434,228	5.5%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	11,771,916	11.8%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,867,164	2.9%

(1)	Based on the number of Class A Shares outstanding on the Record Date.
(2)	Mr. Michael Johnston, a director of the Company, is a member and portfolio manager of Steelhead Partners, LLC (“Steelhead”), which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.
(3)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission (the “SEC”) by Greywolf Capital Management LP (“Greywolf”) last filed on August 23, 2017.

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than five percent (5%) of the outstanding shares of the Company carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Company entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder. Except as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on the Record Date or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Class A Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Class A Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual General and Special Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Class A Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or
(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Class A Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Class A Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under applicable Canadian securities laws, non-registered shareholders or “beneficial” shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of three and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Board presently consists of seven members and Shareholders are being asked to elect seven members to the Board.

The Board has held seven meetings since the beginning of the most recently completed financial year, all of which were attended in person or by phone by all directors.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current directors’ terms expire on the date of the Meeting and it is proposed by management that all but one of them be re-elected to serve until the next annual meeting of Shareholders, or until their qualified successors are elected, unless they resign or are removed from the Board in accordance with the by-laws of the Company.

The following table and the notes thereto state the name and residence of all of the persons proposed to be nominated by management for election as directors, their principal occupations, the period or periods of service as directors of the Company, the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date hereof and the committees of the Board of which they are a member.

Shareholders can vote for all of the directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

Management recommends that you vote FOR the election of each of the directors below.

Name and Place of Residence	Principal Occupation	Director of Gold Reserve Inc. since	Shares Beneficially Owned or Controlled	Member of Committee
James H. Coleman, Q.C. Calgary, Alberta, Canada	Mr. Coleman has been the Executive Chairman of the Company since 2016 and prior thereto was the non-Executive Chairman since 2004. He has also been a director of the Company and its predecessor Gold Reserve Corporation since 1994. Mr. Coleman was also previously a senior partner with the law firm of Norton Rose Fulbright Canada LLP. He has extensive international industry and public company experience as a result of his membership on the Board for over 25 years and has served on the board of directors of other mining issuers such as Amex Exploration Inc., Avion Gold Corporation and Endeavour Mining Corporation. He has also been a director of Siembra Minera since 2016, Great Basin Energies Inc. since 1996, and MGC Ventures, Inc. since 1997.	1994	783,138	Executive Committee Legal Committee Nominating Committee (Chair) Barbados Committee Special Committee

Rockne J. Timm Spokane, Washington, USA	Mr. Timm has been a director of the Company for over 30 years and the Chief Executive Officer of the Company and its predecessor Gold Reserve Corporation for 30 years. Prior to his involvement with the Company, he was the Chief Financial Officer and Vice President of Finance of a mining company with six producing gold mines. Mr. Timm is also the President and director of Gold Reserve Corporation, Chief Executive Officer of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016. Mr. Timm has also been a director of Siembra Minera since 2016. In addition, Mr. Timm has been a president and director of Great Basin Energies, Inc. since 1981, and MGC Ventures, Inc. since 1989.	1984	1,530,040	Executive Committee (Chair) Legal Committee
A. Douglas Belanger Spokane, Washington, USA	Mr. Belanger is a geologist with significant industry experience who has been a director of the Company for over 30 years and the president of the Company for 15 years. Mr. Belanger also served as executive vice president from 1988 through 2004. He is also the executive vice president and director of Gold Reserve Corporation since 1988, a director of Siembra Minera, director and president of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, and GR Mining Group (Barbados) Inc. since 2018. He has been executive vice president and director of Great Basin Energies Inc. since 1984, and MGC Ventures, Inc. since 1997.	1988	1,700,940	Executive Committee Mining Committee Financial Markets Committee Barbados Committee (Chair)

James P. Geyer Spokane, Washington USA	Mr. Geyer, who has a Bachelor of Science in Mining Engineering, has been a director of the Company for 23 years and has significant operating and mine project experience in gold and copper operations around the world, as well as public company experience resulting from his roles with the Company, Wheaton River Minerals Ltd., USMX Inc., Thompson Creek Metals Company Inc. ("Thompson Creek") (during which time Thompson Creek constructed and commissioned the Mount Milligan Mine) and Stonegate Agricom Ltd. Prior to the expropriation of the Brisas Project by Venezuela, Mr. Geyer was previously the Senior Vice President of the Company responsible for the development of the Brisas Project. Mr. Geyer also led the analysis on behalf of the Company of the Brisas Cristinas Project (now known as the Siembra Minera Project). Mr. Geyer has considerable knowledge of and experience with mining regulations in Venezuela.	1997	407,473	Audit Committee Compensation Committee Mining Committee (Chair)
Robert A. Cohen Becket. Massachusetts USA	Mr. Cohen retired as of October 1, 2016 from his position as a litigation partner in the international law firm Dechert LLP, and its predecessor firms, in the New York office.	2017	--	Nominating Committee Legal Committee (Chair)
James Michael Johnston Seattle, Washington, USA	Mr. Johnston co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.	2017	10,499,924(1)	Audit Committee Compensation Committee

Ambassador Yves Gagnon Ottawa, Ontario Canada	Former Ambassador Gagnon joined Global Affairs Canada in 1971. He retired from the public service in 2016 after 45 years of service. He has held positions of increasing importance including Canada’s Ambassador to six countries including Venezuela and Cuba with a special emphasis on Latin America. He has also been a Senior Policy Advisor to Canada’s Minister of State of Foreign Affairs and International Trade for the Americas. His extensive career in the Diplomatic Corps gives him a unique ability and insight into the geopolitical challenges facing the Company. Ambassador Gagnon has a BA in Arts (1968) and a B.Sc. in Political Science (1971) from Laval University and is a graduate of the National School of Administration (ENA) France (1977).	N/A	--	Special Committee (if elected)
Mr.	Johnston is the managing member of Steelhead, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.

On August 23, 2017, the Company announced that it had reached separate agreements with each of Steelhead and Greywolf to provide such shareholders with the ability to each nominate one individual for election to the Board, and that it would further work with Steelhead and Greywolf to review potential candidates for nomination to the Board at a later date. Messrs. Johnson and Cohen were first elected to the Board as nominees of Steelhead and Greywolf, respectively, at the Company’s shareholder meeting held on August 29, 2017. The Company, Steelhead and Greywolf have further agreed upon the nomination of Ambassador Gagnon for election to the Board at the Meeting.

Other Executive Officers

Robert A. McGuinness, Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as vice president of finance since March 1993 and chief financial officer since June 1993. He has also served as vice president of finance for Gold Reserve Corporation since 1993, vice president of finance and director of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, vice president of finance and director of GR Mining Group (Barbados) Inc. since 2018, vice president of finance, chief financial officer and treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997. Mr. McGuinness resides in Spokane, Washington, USA.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, no proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Coleman served as a director of Petrowest Corporation (“Petrowest”) until May 18, 2017. On August 15, 2017 the banking syndicate of Petrowest obtained an order from the Alberta Court of Queen’s Bench to place Petrowest into receivership.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2020 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 2001. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Item 3 – Re-Pricing of Previously Granted Stock Options

At the Meeting, Shareholders will be asked to consider and approve an ordinary resolution (the “Option Re-Pricing Resolution”), as set forth below, to re-price an aggregate of 2,045,000 outstanding stock options exercisable for the purchase of Class A Shares, the applicable details of which are set out in the table below (the “Re-Priced Options”), previously granted to Insiders (as such term is defined in the TSXV Corporate Finance Manual) of the Company by reducing the exercise price of each of such option to the higher of: (i) the original exercise price of each Re-Priced Option less $0.76; and (ii) the closing price on the principal market of the Class A Shares on the day prior to the re-pricing becoming effective (the “Option Re-Pricing”). All outstanding stock options will be re-priced in this manner but approval of Shareholders is only required with respect to the stock options granted to Insiders.

The Company is seeking approval for the Option Re-Pricing in order to reflect the decrease in the market price of the Class A Shares as a result of the return of capital transaction that was completed on June 14, 2019 (the “Return of Capital Transaction”). The Return of Capital Transaction was approved at the meeting of Shareholders held on June 13, 2019 and was completed by way of a court-approved plan of arrangement, pursuant to which the Company returned an aggregate of $75,000,000, or $0.76 per then-outstanding Class A Share, to Shareholders.

Following the completion of the Return of Capital Transaction, the market price for the Class A Shares on the TSXV immediately fell by a significant amount approaching the amount returned to Shareholders, and has traded in a tight range close to such reduced price since that time. As such value has been transferred from the Company to Shareholders, it will not be reflected in the market price of the Class A Shares regardless of other efforts and events that might affect the market price of the Class A Shares. Thus, the Re-Priced Options are now significantly out-of-the-money with no reasonable prospect of becoming in-the-money following the Return of Capital Transaction. Recognizing that stock options are a critical element of the Company’s compensation policy, the Board has determined that it is in the best interest of the Company to reprice all previously granted stock options, including those granted to certain Insiders, by reducing their exercise prices by up to a maximum of $0.76 in order to reflect the impact of the Return of Capital Transaction on the market price of the Class A Shares. All other terms of the Re-Priced Options will remain unchanged. The Option Re-Pricing is subject to the final approval of the TSXV.

The Re-Priced Options were granted to the following directors and officers of the Company (collectively, the “Option Holders”) as set out below:

Name of Stock Option Holder	Grant Date	Number of Stock Options	Original Exercise Price	Proposed Amended Exercise Price [1] (C$ 2)
Alexander Belanger	16-Feb-2017	300,000	$3.15	$2.39 (C$3.20)
Robert Cohen	01-May-2017	125,000	$2.69	$1.93 (C$2.58)
James Coleman	25-Jul-2014	25,000	$4.02	$3.26 (C$4.36)
James Coleman	29-Jun-2015	75,000	$3.91	$3.15 (C$4.21)
James Coleman	16-Feb-2017	400,000	$3.15	$2.39 (C$3.20)
James Geyer	25-Jul-2014	25,000	$4.02	$3.26 (C$4.36)
James Geyer	29-Jun-2015	35,000	$3.91	$3.15 (C$4.21)
James Geyer	16-Feb-2017	125,000	$3.15	$2.39 (C$3.20)
Robert McGuinness	25-Jul-2014	75,000	$4.02	$3.26 (C$4.36)
Robert McGuinness	16-Feb-2017	50,000	$3.15	$2.39 (C$3.20)
Robert McGuinness	16-Feb-2017	125,000	$3.15	$2.39 (C$3.20)
Jean Potvin	25-Jul-2014	25,000	$4.02	$3.26 (C$4.36)
Jean Potvin	29-Jun-2015	35,000	$3.91	$3.15 (C$4.21)
Jean Potvin	16-Feb-2017	200,000	$3.15	$2.39 (C$3.20)
Rockne Timm	16-Feb-2017	425,000	$3.15	$2.39 (C$3.20)
TOTAL		2,045,000
(1)	The closing price of the Class A Shares on the OTCQX on July 27, 2020 was $1.83. In the event that the closing price on the day prior to the Option Re-Pricing becoming effective is higher than the proposed amended exercise price set out in this table, the Company will revise the exercise price of the Re-Priced Options to such closing price.
(2)	Based on the Bank of Canada exchange rate on July 27, 2020 of $1.00 = C$1.3378

The policies of the TSXV require that the Option Re-Pricing be approved by shareholders of the Company, excluding the Class A Shares held by the Option Holders (the “Disinterested Shareholders”). Based on the present shareholdings of the Option Holders and their associates, a total of 4,946,267 Class A Shares will be excluded from voting on the Option Re-Pricing Resolution, representing approximately 4.98% of the total issued and outstanding Class A Shares as of the Record Date. Accordingly, the Disinterested Shareholders will be asked at the Meeting to pass the following Option Re-Pricing Resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH VOTES OF CERTAIN INSIDERS AND THEIR ASSOCIATES EXCLUDED THEREFROM, THAT:

1.	subject to the final acceptance of the TSX Venture Exchange, the exercise prices of certain stock options (the “Re-Priced Options”) exercisable for an aggregate of up to 2,045,000 Class A Shares in the capital of Gold Reserve Inc. (the “Company”), as more particularly described in the information circular of the Company dated July 28, 2020, are hereby reduced to the higher of: (i) the original exercise price of the Re-Priced Option less $0.76; and (ii) the closing price on the principal market of the Class A Shares on the day prior to such re-pricing becoming effective;
2.	the board of directors of the Company is hereby authorized in its absolute discretion to determine whether or not to proceed with the above resolution without further ratification or approval by the shareholders; and
3.	any one director or officer of the Company is authorized, on behalf of the Company, to execute and deliver all other documents and do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolutions.”

Management recommends that Disinterested Shareholders vote FOR the Option Re-Pricing Resolution.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the approval of the Option Re-Pricing Plan Resolution.

Item 4 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2019 (the “Financial Statements”) and the report of the Company’s independent auditors on the Financial Statements are included in the 2019 Annual Report and will be submitted at the Meeting. Copies of the Financial Statements can also be obtained on www.sedar.com or www.sec.gov. Shareholders are not being asked to vote on the receipt of the Financial Statements.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Company’s senior officers, being the five identified named executive officers (the “NEOs”) during the Company’s most recently completed financial year, being the year ended December 31, 2019. The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: James H. Coleman, executive director and chairman; Rockne J. Timm, chief executive officer (the “CEO”); A. Douglas Belanger, president; Robert A. McGuinness, vice president finance and chief financial officer (the “CFO”); and David P. Onzay, corporate controller.

Compensation Committee

The Company’s compensation program was administered during 2019 by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee is currently composed of the following directors:

Jean Charles Potvin (Chair)

James P. Geyer

James Michael Johnston

The Compensation Committee met seven times during 2019 via conference calls and email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board has determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee approves the cash and equity-based compensation of the NEOs and submits such approvals to the full Board for ratification. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each NEO’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO that is a member of the Board were administered by the Compensation Committee.

The Company currently does not anticipate making any significant changes to its compensation policies and practices in 2020.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the NEOs:

•	set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and
•	encourage stock holdings to align the interests of the NEOs with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

While the Company encourages NEOs to own Class A Shares of the Company, the Company does not currently have a policy requiring officers or directors of the Company to own Class A Shares.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of stock options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2019, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles:

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries and other compensation by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience in the mining industry and therefore proved a good basis on which to make the comparison. The companies considered in the most recent internal survey were:

Centerra Gold Inc.	Seabridge Gold Inc.
Osisko Mining Inc.	Endeavour Mining Corporation
Gold X Mining Corp	Ivanhoe Mines Ltd.
Lydian International Limited	Northern Dynasty Minerals Ltd.
NovaGold Resources Inc.	Pretium Resource Inc.

All of the participants of the internally generated survey are listed on the NYSE MKT, the Toronto Stock Exchange, or the TSX Venture Exchange (the “TSXV”). The Company believes that the survey is a very good representation of average salaries paid to officers with similar levels of experience with comparable mining companies and therefore a good basis on which to make comparisons. The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of stock options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards.

KSOP Plan Contribution. The Compensation Committee annually determines the contribution to an employee stock ownership plan with 401(k) provisions maintained by the Company’s subsidiary, Gold Reserve Corporation (the “KSOP Plan”), for allocation to individual participants. Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan. See “Incentive Plans – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the CEO based on the same factors listed above that are used in determining the base salaries for the other NEOs.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the CEO’s compensation in 2019 was based on an internal survey of other companies previously mentioned herein, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other NEOs’ Compensation

In determining the compensation of the other NEOs, the compensation during 2019 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities. Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains change of control agreements with each of the NEOs (the “Change of Control Agreements”) which were implemented by the Board to induce the NEOs to remain with the Company.

See “Termination and Change of Control Benefits” below.

Summary Compensation Table

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2019, 2018, and 2017.

The amounts related to the option-based awards and the share-based awards do not necessarily represent the value of the Class A Shares when vesting occurs, the value of the stock options when exercised, or value the employee may realize from the sale of the Class A Shares.

Name and Principal Position	Year	Salary ($)	Share-based Awards	Option-based Awards	Non-equity Incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
			($)	($)	Annual incentive plans	Long-term incentive plans
James H. Coleman (1) Executive Chairman and Director	2019	500,000	-	-	n/a	n/a	n/a	87,229 (2)	587,229
	2018	500,000	-	-	n/a	n/a	n/a	641,830 (3)	1,141,830
	2017	500,000	-	834,013 (4)	n/a	n/a	n/a	3,268,718 (5)	4,602,731

Rockne J. Timm (1) Chief Executive Officer and Director	2019	625,000	-	-	n/a	n/a	n/a	87,229(2)	712,229
	2018	625,000	-	-	n/a	n/a	n/a	515,358 (3)	1,140,358
	2017	625,000	-	886,138 (4)	n/a	n/a	n/a	4,185,668 (5)	5,696,806

Robert A. McGuinness Vice President Finance and CFO	2019	241,500	-	-	n/a	n/a	n/a	58,449 (2)	299,949
	2018	241,500	-	-	n/a	n/a	n/a	253,087 (3)	494,587
	2017	241,500	-	208,503 (6)	n/a	n/a	n/a	841,739 (5)	1,291,742

A. Douglas Belanger (1) President and Director	2019	450,000	-	-	n/a	n/a	n/a	87,229(2)	537,229
	2018	450,000	-	-	n/a	n/a	n/a	515,358 (3)	965,358
	2017	450,000	-	625,510 (4)	n/a	n/a	n/a	3,453,174 (5)	4,528,684

David P. Onzay Corporate Controller	2019	138,000	-	-	n/a	n/a	n/a	33,008 (2)	171,008
	2018	138,000	-		n/a	n/a	n/a	155,225(3)	293,225
	2017	138,000	-	109,464(6)	n/a	n/a	n/a	542,671(5)	790,135

(1)	Messrs. Coleman, Timm and Belanger did not receive compensation for their roles as directors.
(2)	Other compensation for 2019 consists of payment under Bonus Plan (see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan), and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2019 as follows:
	Payment under Bonus Plan ($)	KSOP and Other ($)	Total ($)
James H. Coleman	48,029	39,200	87,229
Rockne J. Timm	48,029	39,200	87,229
Robert A. McGuinness	21,613	36,836	58,449
A. Douglas Belanger	48,029	39,200	87,229
David P. Onzay	12,007	21,001	33,008
(3)	Other compensation for 2018 consists of payment under Bonus Plan and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2018 as follows:
	Payment under Bonus Plan ($)	KSOP and Other ($)	Total ($)
James H. Coleman	603,330	38,500	641,830
Rockne J. Timm	476,858	38,500	515,358
Robert A. McGuinness	214,587	38,500	253,087
A. Douglas Belanger	476,858	38,500	515,358
David P. Onzay	119,215	36,010	155,225

(4)	On February 16, 2017, the Company granted stock options to the NEOs as follows: Mr. Coleman, 800,000; Mr. Timm, 850,000 and Mr. Belanger, 600,000, with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vested immediately.
(5)	Other compensation for 2017 consists of the payment for Retention Units (see “Incentive Plans – Retention Units” below for more information regarding the Retention Units), payment under Bonus Plan, bonuses to cover the exercise of stock options and resulting tax payments on the gain associated with the exercise of stock options, and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2017 as follows:
	Payment of Retention Units ($)	Payment under Bonus Plan ($)	Cash Bonus to Exercise Stock Options ($)	KSOP and Other ($)	Total ($)
James H. Coleman	442,000	31,618	2,760,000	35,100	3,268,718
Rockne J. Timm	1,502,000	158,090	2,490,478	35,100	4,185,668
Robert A. McGuinness	589,000	71,140	146,499	35,100	841,739
A. Douglas Belanger	1,502,000	158,090	1,757,984	35,100	3,453,174
David P. Onzay	394,800	39,522	73,249	35,100	542,671
(6)	On February 16, 2017, the Company granted 200,000 stock options to Mr. McGuinness and 105,000 to Mr. Onzay with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vest as follows: 1/2 upon grant, 1/4 on February 16, 2018, and 1/4 on February 16, 2019.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the NEOs outstanding as at December 31, 2019. No share-based awards were outstanding as at December 31, 2019.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested #	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
James H. Coleman Executive Chairman and Director	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	75,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	400,000	3.15	2/16/2027	-	-	-	-
	Total	500,000			-	-	-	-

Rockne J. Timm Chief Executive Officer and Director	2/16/2017	425,000	3.15	2/16/2027	-	-	-	-
	Total	425,000			-	-	-	-

Robert A. McGuinness Vice President Finance and CFO	7/25/2014	75,000	4.02	7/25/2024	-	-	-	-
	2/16/2017	50,000	3.15	2/16/2027	-	-	-	-
	2/16/2017	125,000	3.15	2/16/2027	-	-	-	-
	Total	250,000			-	-	-	-

A. Douglas Belanger President and Director	2/16/2017	300,000	3.15	2/16/2027	-	-	-	-

David P. Onzay Corporate Controller	7/25/2014	50,000	4.02	7/25/2024	-	-	-	-
	2/16/2017	12,500	3.15	2/16/2027	-	-	-	-
	2/16/2017	80,000	3.15	2/16/2027	-	-	-	-
	Total	142,500	-	-	-	-	-	-
(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2019 the closing price of the Class A Shares on the OTCQX was $1.5073.

Options Vested During the Year

The following table sets forth information for NEOs regarding the value of stock options vesting during 2019, of which there were none, as the market price was less than the exercise price. There are no share-based awards outstanding, and no non-equity incentive plan compensation was earned during 2019.

Name	Option-based awards – Value vested during the year $	Share-based awards – Value vested during the year $	Non-equity incentive plan compensation – Value earned during the year $
James H. Coleman Executive Chairman and Director	-	-	-
Rockne J. Timm Chief Executive Officer and Director	-	-	-
Robert A. McGuinness(1) Vice President Finance and CFO	-	-	-
A. Douglas Belanger President and Director	-	-	-
David P. Onzay(1) Corporate Controller	-	-	-

(1)	On February 16, 2019, 50,000 stock options vested for Mr. McGuinness and 26,666 for Mr. Onzay with an exercise price of $3.15 per share and a market price of $2.50 per share.

Incentive Plans

The 2012 Equity Incentive Plan, as amended and restated (the “2012 Plan”)

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Class A Shares.

The maximum number of Class A Shares issuable under stock options granted under the 2012 Plan is 8,750,000 Class A Shares. At the date of this Circular 2,073,435 stock options have been exercised, 4,369,565 stock options are outstanding and 2,307,000 are available for grant.

Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the 2012 Plan as of December 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under 2012 Plan
Equity Incentive Plans approved by Shareholders	N/A	N/A	N/A
2012 Equity Incentive Plan not approved by Shareholders	4,369,565	$3.09	2,307,000
Total	4,369,565	$3.09	2,307,000

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Company provides newly issued Class A Shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and is administered by a committee of the Board, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV the number of Class A Shares which may be reserved for issuance to any one person may not exceed 5% of the issued Class A Shares in a 12-month period, calculated as at the date the stock options are granted to such person. In addition pursuant to such rules and as set forth in the 2012 Plan, the Company may not grant stock options providing for the issuance of more than 2% of the issued Class A Shares to any one consultant in any 12-month period, calculated as at the date the stock options are granted to such consultant, and the Company may not grant stock options providing for the issuance, in the aggregate, of more than 2% of the issued Class A Shares to all persons retained to conduct investor relations activities in any 12-month period, calculated as at the date the stock options are granted to such persons.

The 2012 Plan also provides for the following:

(a)	stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;
(b)	any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;
(c)	stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board;
(d)	the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the TSXV; and
(e)	the Board is authorized to grant to participants that number of stock options under the 2012 Plan not exceeding 8,750,000 of the issued and outstanding Class A Shares of the Company, less the number of currently outstanding stock options.

Amendments to the 2012 Plan may be made by the Board without Shareholder approval to:

(a)	amend the 2012 Plan to correct typographical, grammatical or clerical errors;
(b)	change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;
(c)	change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;
(d)	make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;
(e)	make such amendments as may otherwise be permitted by the TSXV, if applicable; and
(f)	amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The Board is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of directors, executives, employees and other service providers in competition with other companies in the industry.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components: (1) a salary reduction component and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2020 to $19,500 ($26,000 limit for participants who are 50 or more years of age, or who turn 50 during 2020).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation”. All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2020) to a maximum of $57,000 ($63,500 limit for participants who are 50 or more years of age or who turn 50 during 2020). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan. For KSOP Plan year 2020 the Company has adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. Allocated cash contributions to eligible KSOP Plan participants (7 participants for 2019) for plan years 2019, 2018, and 2017 were $171,188, $212,025, and $234,252, respectively.

Retention Units

The Company has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units (the “Retention Units”).

The Board or a committee thereof may grant Units to directors and certain key employees of the Company or its subsidiaries. The Units fully vest and are payable upon the achievement of pre-established goals or a Change of Control (described below).

In June 2017, as a result of the collection of proceeds related to the sale of the Company’s Mining Data to Venezuela, the Retention Units issued in October 2006 and December 2007 vested and, in the third quarter of 2017, the Company paid $7.7 million to plan participants. No Retention Units were granted to directors, executive officers, or employees in 2019, 2018, or 2017. As of December 31, 2019, no Retention Units remained outstanding.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the NEOs.

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a Change of Control. The Board believes these individuals are important assets to the Company and their continued employment is important to oversee the current settlement arrangement with Venezuela including the development of the Siembra Minera Project. The Board further believes that the loss of their continued services could have a detrimental impact on the successful outcome of the current settlement arrangement with Venezuela and the future of the Siembra Minera Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the NEOs (other than Mr. Coleman) and three other employees. On May 26, 2017, the Board approved a Change of Control Agreement with Mr. Coleman. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A “Change of Control” means one or more of the following:

(a)	the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Class A Shares;
(b)	a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to the effective date of the Change of Control Agreements, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;
(c)	the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company;
(d)	the approval by Shareholders of the liquidation or dissolution of the Company; or
(e)	any other event or series of events which the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant’s employment is terminated within 12 months following the Change of Control either voluntarily by the participant or by the Company for any reason other than termination for cause, such participant will be entitled to receive, among other things:

(a)	an amount equal to 24 times his monthly salary (36 times for Mr. Timm, Mr. Belanger and Mr. Coleman), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);
(b)	an amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant’s annual salary immediately prior to his termination date or the Change of Control, whichever is greater);

(c)	an amount equal to the aggregate of all bonuses received during the 12 months prior to his termination date, plus any amounts required to be paid in connection with unpaid vacation time;
(d)	a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;
(e)	cause all equity awards or equity-based awards (including stock options and restricted shares) granted to the participant to become fully vested and unrestricted; and
(f)	at the election of the participant, the buy-out of the cash value of any unexercised stock options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the stock options.

As further discussed in the following two paragraphs, the participants are entitled to receive certain “gross-up payments” (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $7.1 million if a Change of Control had occurred on December 31, 2019. Although all persons with Change of Control Agreements can elect the buy-out of their stock options as described above, the amount above does not consider any such election as the exercise price of all outstanding stock options exceeded the market value of the Class A Shares as of December 31, 2019. The aggregate amount due was determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2019. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation (1) $	Payout of Stock Options (2) $	Total $
James Coleman	1,662,429	-	1,662,429
Rockne J. Timm	2,150,340	-	2,150,340
Robert A. McGuinness	660,160	-	660,160
A. Douglas Belanger	1,626,689	-	1,626,689
David P. Onzay	555,131	-	555,131
Total NEOs	6,654,749	-	6,654,749

Other participants	400,000	-	400,000
Total	7,054,749	-	7,054,749

(1)	Represents the estimated payout as of December 31, 2019 of the associated salary, vacation, KSOP contribution, bonus and insurance.
(2)	Represents the payout of in-the-money stock options.

DIRECTOR COMPENSATION

Summary Director Fee Tables

Effective November 1, 2017, the Board approved a basic annual retainer of $60,000 for non-employee Board members and the following annual retainers for non-employee Committee chairs: the audit committee of the Board (the “Audit Committee”) $8,000; the Compensation Committee $6,000; the nominating committee of the Board (the “Nominating Committee”) $6,000; the mining committee of the Board (the “Mining Committee”) $6,000; Barbados Committee $6,000; the legal committee of the Board (the “Legal Committee”) $6,000; and the financial markets Committee of the Board (the “Financial Markets Committee”) $6,000. All other non-employee Committee members receive an annual retainer of $4,000. Payments are made on a quarterly basis.

Name	Year	Fees Earned (1) $	Share-based awards $	Option-based awards $	Non-equity Incentive plan compensation	All Other Compensation $ (2)	Total $
Jean Charles Potvin	2019	88,000	-	-	-	10,803	98,803
Robert A. Cohen	2019	70,000	-	-	-	5,300	75,300
James Michael Johnston	2019	68,000	-	-	-	-	68,000
James P. Geyer	2019	74,000	-	-	-	7,204	81,204
(1)	Represents cash fees granted as director during the year including committee fees.
(2)	Other compensation for 2019 consists of payments under the Bonus Plan (please see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan) and Per Diem Travel, as follows:
	Bonus Plan	Per Diem Travel	Total
Jean Charles Potvin	$4,803	$6,000	$10,803
Robert A. Cohen	-	$5,300	$5,300
James P. Geyer	$7,204	-	$7,204

Certain NEOs, being Messrs. Coleman, Timm and Belanger, are also directors of the Company. None of such NEOs receive any additional compensation for acting as a director of the Company.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the directors as at December 31, 2019. No Share-based awards were outstanding as at December 31, 2019.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	Option exercise price $	Option expiration Date	Value of unexercised in-the-money options (1) $	Number of shares or units of shares that have not vested #	Market or payout value of share-based awards that have not vested $	Market or payout value of share-based awards not paid out or distributed $
Jean Charles Potvin	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	200,000	3.15	2/16/2027	-	-	-	-
Total		260,000			-	-	-	-

Robert A. Cohen	5/1/2017	125,000	2.69	5/1/2027	-	-	-	-
Total		125,000			-	-	-	-

James Michael Johnston	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

James P. Geyer	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	125,000	3.15	2/16/2027	-	-	-	-
Total		185,000			-	-	-	-
(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2019 the closing price of the Class A Shares on the OTCQX was $1.5073.

Options Vested During the Year

The following table sets forth information for the directors other than the NEOs regarding the value of stock options vesting during 2019 for which there was none as the market price was less than the exercise price. There are no share-based awards outstanding, and no non-equity incentive plan compensation was earned during 2019.

Name	Option-based awards – Value vested during the year $	Share-based awards – Value vested during the year $	Non-equity incentive plan compensation – Value earned during the year $
Jean Charles Potvin (1)	-	-	-
Robert A. Cohen	-	-	-
James Michael Johnston	-	-	-
James P. Geyer (1)	-	-	-
(1)	On February 16, 2019, the following stock options vested: Mr. Potvin 66,666 and Mr. Geyer 41,666, each with an exercise price of $3.15 per share and a market price of $2.50 per share.

Directors and Officers Insurance

The Company carries directors’ and officers’ liability insurance which is subject to a total aggregate limit of approximately $10 million. The annual premium for the latest policy period beginning April 2020 was $901,000. In addition, the Company elected in 2018 to exercise its options to obtain additional run off/extended reporting period coverage of $8 million for six years at an annual cost of approximately $72,000, from its previous primary coverage provider.

2012 Bonus Pool Plan

The Board approved the 2012 Bonus Pool Plan (“Bonus Plan”) in May 2012 to reward Bonus Plan participants, including NEOs, employees, directors and consultants, for their contributions to, among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous arbitration claim; (iii) the support of the Company’s prosecution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings (the “Arbitration Proceedings”); and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any awards arising out of the Arbitration Proceedings and/or sale of the Mining Data.

In January 2013 and September 2014, the Compensation Committee selected Bonus Plan participants and fixed their respective percentage of participation in the bonus pool and since September 2014 the Plan was 100% allocated to plan participants. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board’s opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board’s modification to the Bonus Plan is more fully described below. The Bonus Plan is administered by a committee, composed of one or more independent members of the Board, appointed from time to time by the Board. Participation in the Bonus Plan fully vests upon the participant’s selection by the committee, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan.

Generally the bonus pool is established if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates outside of Venezuela, arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge, transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Mining Data, or (iii) in the event the Company or its Shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (b) a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding Class A Shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

In the case of the collection of the Award or disposition of the Mining Data, the bonus pool is comprised of the gross proceeds or the fair value of any consideration related to such transactions less certain deductions and applicable taxes and in the case of an Enterprise Sale the gross value of the transaction will be considered before any applicable taxes and after any Change of Control payments. The bonus pool, as originally structured, was comprised of the applicable gross proceeds or fair value realized less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The effect of the Board’s June 2018 modification was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%.

Based on the proceeds from the sale of the Mining Data and the receipt of payments associated with the Award, the Company in 2019 distributed to participants, including the NEOs, approximately $0.31 million, which is discussed in the compensation section.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

As of the date hereof or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Company is or was indebted in respect of any purchase of securities or otherwise to the Company or any of its subsidiaries, or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Corporate Governance Matters

The Board and management of the Company recognize that effective corporate governance practices are fundamental to the long-term success of the Company. Sound corporate governance contributes to Shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with the applicable provisions of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Additionally, while not currently prescriptive, the Board and management consider and, where appropriate, implement the corporate governance guidelines suggested in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The guidelines contained in NP 58-201 have been formulated to:

1.	achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;
2.	be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;
3.	take into account the impact of corporate governance developments in the U.S. and around the world; and
4.	recognize that corporate governance is evolving.

Independence and Board Matters

The Board believes that Messrs. Potvin, Cohen, Geyer and Johnston are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101. The Board believes that the four directors are free from any interest and any business or other relationship that could, or could reasonably be perceived, to materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Currently, the positions of Chairman of the Board and CEO are separate. The Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated. While the current Chairman of the Board is non-independent by virtue of being an executive chairman, he currently remains responsible for providing leadership to the Board. The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

Each of the Audit Committee and the Compensation Committee are comprised of independent directors and such committees also hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Nominating Committee is comprised of a majority of independent directors. While the Board has not adopted a written mandate, the Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the

Company by writing to us at Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board. The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk. The Company believes this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter, as amended as of August 2014, is attached as Appendix A to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Jean Charles Potvin (Chairman), James P. Geyer and James Michael Johnston. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Mr. Potvin qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

Mr. Potvin is Director and Chairman of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and Director and Chairman of the audit committee of Azimut Exploration Ltd., a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including Amax Inc. and ASARCO LLC. Mr. Geyer is a former Director of Thompson Creek Metals Inc., where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

Mr. Johnston co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior to that time, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio in his role as senior vice president and senior portfolio manager at Loews Corporation. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr.

Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

The Audit Committee met four times during 2019 at which attendance, in person or by phone, averaged 100%. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of the Company’s financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of the Company’s system of internal audit function and the independent auditor; and (iv) compliance with laws and regulations, including disclosure controls and procedures.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. The Company’s independent auditors are engaged to audit and express opinions on the conformity of the Company’s financial statements to accounting principles generally accepted in the United States, and the effectiveness of its internal control over financial reporting.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2019 and 2018 are detailed in the following table:

Fee Category	Year Ended 2019	Year Ended 2018
Audit Fees(1)	$165,170	$162,756
Audit Related Fees (2)	$47,345	$41,084
Tax Fees (3)	$32,090	$74,307
All Other Fees	-	-
Total	$244,605	$278,147

All fees for services performed by the Company’s external auditors during 2019 were pre-approved by the Audit Committee.

(1)	Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.
(2)	Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.
(3)	Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the applicable Canadian independence standards for auditors. The CFO presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

EXECUTIVE COMMITTEE

The Executive Committee is currently composed of the following three (3) directors:

Rockne J. Timm (Chair)

James H. Coleman

A. Douglas Belanger

The responsibility of the Executive Committee is to handle routine day-to-day business issues affecting the Company in between board meetings and to vet more important matters prior to presentation to the full Board for deliberation. The Executive Committee meets in person or by phone on an as needed basis.

NOMINATING COMMITTEE

Nominating Committee Charter

The Nominating Committee of the Board operates within a written mandate, as approved by the Board, which describes the Nominating Committee’s objectives and responsibilities. The full text of the Nominating Committee Charter is available on the Company’s website, www.goldreserveinc.com, under the Investor Relations – Governance section and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Membership and Role of the Nominating Committee

The Nominating Committee is currently composed of the following three (3) directors:

James H. Coleman (Chair)

Robert A. Cohen

Jean Charles Potvin

Pursuant to the written mandate of the Nominating Committee, as amended, a majority of the members of the Nominating Committee are required to be independent and the Board has determined that a majority of the members satisfy the definition of “independent” director as established under NI 58-101 (i.e. other than James H. Coleman).

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of the following three (3) directors:

Jean Charles Potvin (Chair)

James P. Geyer

James Michael Johnston

For more information regarding the Compensation Committee, please see “Compensation Discussion and Analysis – Compensation Committee” above.

LEGAL COMMITTEE

The Legal Committee of the Board was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Legal Committee is currently composed of the following three (3) directors:

Robert A. Cohen (Chair)

James H. Coleman

Rockne J. Timm

MINING COMMITTEE

The Mining Committee of the Board was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Mining Committee is currently composed of the following three (3) directors:

James P. Geyer (Chair)

Jean Charles Potvin

A. Douglas Belanger

FINANCIAL MARKETS COMMITTEE

The Financial Markets Committee of the Board was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts as well as the Shareholders.

The Financial Markets Committee is currently composed of the following two (2) directors:

Jean Charles Potvin (Chair)

A. Douglas Belanger

BARBADOS COMMITTEE

The Barbados Committee of the Board was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Barbados Committee is currently composed of the following two (2) directors:

A. Douglas Belanger (Chair)

James H. Coleman

Special Committee

On June 4, 2020, the Board created a special committee of its members (the “Special Committee”), for the purposes of making all decisions and taking all actions for and on behalf of the Board and the Company, and so binding the Company with respect to all matters related to or arising from the business of the Company, that are not permitted to be done by “US Persons” (as defined in 31 C.F.R. § 591.312) pursuant primarily to Executive Orders 13884 and 13850 (“US Sanctions”). This is part of the Company’s efforts to ensure compliance with applicable laws, including, without limitation, US Sanctions, the Special Economic Measures (Venezuela) Regulations enacted pursuant to the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act. The Special Committee will also ensure that the Company’s actions that it directs are in compliance with applicable laws.

The members of the Special Committee have received no compensation for their activities as such.

The Special Committee is currently comprised of the following two (2) directors, neither of whom are US Persons:

James H. Coleman

Jean Charles Potvin

Assuming Ambassador Gagnon is elected to the Board at the Meeting, it is intended that he would replace Mr. Potvin as a member of the Special Committee. Ambassador Gagnon is not a US Person. However, because of Mr. Potvin’s long history with the Company and the importance of the Special Committee, it is expected that the Special Committee will engage Mr. Potvin to provide consulting services to the Company by advising the Special Committee. It is expected that Mr. Potvin will be compensated for such services.

ADDITIONAL INFORMATION

Applicable Canadian securities laws require listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix B to this Circular.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Annual General and Special Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2019, as contained in the 2019

Annual Report on Form 40-F filed with the SEC on April 9, 2020. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness

999 W. Riverside Avenue, Suite 401

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 28th day of July, 2020.

(signed) “Rockne J. Timm” Rockne J. Timm Chief Executive Officer	(signed) “Robert A. McGuinness” Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

GOLD RESERVE INC.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS (the “Board”)

As Amended and Restated August 2014

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to assist the Board in fulfilling its oversight responsibilities and to oversee, on behalf of the Board, the Company’s accounting and financial reporting and internal control processes, financial statements and information, and compliance with regulatory requirements associated with such financial statements and information. More specifically, the purpose of the Committee is to satisfy itself that:

•	the Company’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;
•	the information contained in the Company’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis (“MD&A”), is complete and accurate in all material respects and to approve these materials;
•	the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements; and
•	the internal and external audit functions have been effectively carried out and that any matter that the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members. The Chair shall be an “audit committee financial expert” as defined by securities laws applicable to the Company.

All Committee members shall be “independent,” as that term is defined under securities laws applicable to the Company. Furthermore, each Committee member shall be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board may replace, remove and appoint Committee members at any time and any Committee member who ceases to be a director of the Company shall immediately cease to be a member of the Committee. Committee members shall serve for such terms as may be fixed by the Board, and in any case, at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall recommend to the Board the nomination, compensation, retention, termination and evaluation, and shall be directly responsible for overseeing the work, of the independent auditors engaged by the Company for the purposes of preparing or issuing an auditor’s report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Chair may independently approve normal course services provided by the independent auditor with ratification and approval by the full committee at the next quarterly committee meeting. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

•	the firm’s internal quality-control procedures; and
•	any material issue raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable) management’s assessment of internal control over financial reporting and recommend to the Board whether such annual financial statements should be approved.
2.	Timely request and receive from the independent auditors, the report (along with any required update thereto), to the extent such report is required by securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable, prior to the filing of an audit report, concerning:

•	all critical accounting policies and practices to be used;

•	all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and
•	other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.
3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:
•	the quality and acceptability of the accounting principles applied in the financial statements;
•	new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
•	the selection, application and effects of critical accounting policies and estimates applied by the Company;
•	issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and
•	any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and as may be required to be reported under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable.
4.	Review and discuss with appropriate members of management the Company’s annual MD&A (or equivalent disclosures) and annual profit or loss press releases prior to their public disclosure and recommend to the Board whether such annual MD&A should be approved.
5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.
6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee shall:

1.	Review and discuss with appropriate members of management the quarterly financial statements of the Company, the results of the independent auditors’ review of these financial statements and interim profit and loss press releases prior to their public disclosure.
2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:
•	the quality and acceptability of the accounting principles applied in the financial statements;
•	new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•	the selection, application and effects of critical accounting policies and estimates applied by the Company; and
•	any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable.
3.	Review and discuss with appropriate members of management the Company’s interim MD&A (or equivalent disclosures) and interim profit or loss press releases prior to their public disclosure and recommend to the Board whether such interim MD&A should be approved.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required, certify to any applicable securities regulator and stock exchange on which the Company’s common shares are listed, if applicable, that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management “financial results” press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and guidance or other forward-looking financial information provided to analysts and rating agencies or otherwise publicly disclosed. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws and regulatory requirements, as applicable, and the Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to above with respect to annual and quarterly financial statements; and periodically assess the adequacy of such procedures.

The Committee shall periodically:

•	inquire of management and the independent auditors about the Company’s major financial risks or exposures;
•	discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
•	discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

•	the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
•	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company in compliance with the requirements set out in section 2.4 of Canadian National Instrument 52-110 – Audit Committees.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and the independent auditors, as the Committee deems necessary. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the Company’s constating documents or applicable corporate and securities laws and stock exchange requirements on which the Company’s common shares are listed, as applicable. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the Company’s constating documents or securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

If required by securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, the Committee shall prepare any audit committee report to be included in the Company’s annual management information circular, and report to the Board on the other matters relating to the Committee or its purposes. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s annual and quarterly financial statements and other publicly disclosed financial information, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The Company shall provide for appropriate funding, as determined by the Committee and recommended to the Board, for payment of:

•	compensation to the independent auditors for their audit and audit-related, review and attest services;
•	compensation to any advisers engaged by the Committee; and
•	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection that may be provided under applicable law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Appendix describes the Company’s corporate governance practices as required by Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) having regard to Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) which provides guidance on corporate governance practices. The Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under Form 58-101F2		Company’s Governance Practices
1. (i)	Disclose the identity of directors who are independent.	The Board of Directors (the “Board”) of the Company believes that Messrs. Cohen, Geyer, Potvin and Johnston are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101, as none of them is, or has been within the last three years, an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors’ fees and grants of stock options. The Board believes that the four directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.
(ii)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Three directors, Messrs. Coleman, Timm, and Belanger, are employees of the Company and therefore not considered independent.

2.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in “Business of the Meeting – Item 1 – Election of Directors” section of this Circular.
3.	Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.

The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

4.	Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics (the “Code”), which can be found at www.goldreserveinc.com and is available in print to any Shareholder who requests it.

All Company employees, including officers, and directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company’s business with honesty and in compliance with laws and high ethical standards. Each employee and director are expected to read the Code and demonstrate personal commitment to the standards set forth in the Code.

5. (i)	Disclose what steps, if any, are taken to identify new candidates for board nomination, including who identifies new candidates.	The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.
(ii)	Disclose the process of identifying new candidates.

In considering and identifying new candidates for Board nomination, the Board, where relevant:

(a)       addresses succession and planning issues;

(b)       identifies the mix of expertise and qualities required for the Board;

(c)       assesses the attributes new directors should have for the appropriate mix to be maintained;

(d)       arranges for each candidate to meet with the Board Chair and the CEO;

(e)       recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and

(f)       encourages diversity in the composition of the Board.

6. (i)	Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including who determines compensation.	The Board reviews from time to time the compensation paid to directors and NEOs in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the directors.
(ii)	Disclose the process of determining compensation.	The Board considers evaluations submitted by the Compensation Committee evaluating the Company’s performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.

7.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Executive Committee, which is comprised of Messrs. Coleman, Timm and Belanger, meets in person or by phone on a regular basis. Messrs. Coleman, Timm and Belanger are not considered independent directors within the definition in NI 52-110.

The Executive Committee facilitates the Company’s activities from an administrative perspective, but does not supplant the full Board in the consideration of significant issues facing the Company.

The Legal Committee, which is comprised of Messrs. Coleman, Cohen and Timm, was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Mining Committee, which is comprised of Messrs. Geyer, Potvin and Belanger, was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Financial Markets Committee, which is currently comprised of Messrs. Potvin and Belanger, was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts as well as the Shareholders.

The Barbados Committee, which is comprised of Messrs. Belanger and Coleman, was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Special Committee, which is comprised of Messrs. Coleman and Potvin, was created to conduct the Company’s business, in compliance with all applicable laws, which may not be conducted by US Persons with respect to its dealings with the Government of Venezuela, Siembra Minera and the collection of the 2016 settlement agreement entered into between the Company and the Government of Venezuela in respect of the 2014 arbitration award received by the Company under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes.

In the event that Ambassador Gagnon is elected to the Board, it is expected that he will be appointed as a member of the Special Committee and Mr. Potvin will be retained as a consultant to the Company to advise the Special Committee.

8.	Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board, as a whole, bear these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.